UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C.

 . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                   .
        In the Matter of                           .
                                                   .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No. 70-5015                              .
     ________________                               CERTIFICATE
                                                    PURSUANT TO
     In the Matter of                               RULE 24
                                                   .
SYSTEM FUELS, INC.                                 .
SYSTEM ENERGY RESOURCES, INC.                      .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No.  70-5889                             .
     File No.  70-7574                             .
     File No.  70-7668                             .
     ________________                              .
                                                   .
     In the Matter of                              .
                                                   .
SYSTEM FUELS, INC.                                 .
ENTERGY CORPORATION                                .
                                                   .
     File No.  70-8331                             .
                                                   .
     (Public Utility Holding Company Act of 1935)  .
 . . . . . . . . . . . . . . . . . . . . . . . . . .

Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s) referenced above, this is to certify that the following transactions were carried out and borrowings made, during the quarter ended September 30, 1997, pursuant to System Fuels, Inc.'s (SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, indicated below:

70-5015 December 17, 1971 ..................................   I
70-5889 April 28, 1978 .....................................   I
70-7574 January 31, 1989 ...................................  II
70-7668 September 27, 1989 ................................. III
70-8331 March 16, 1994 .....................................  IV

I. File No. 70-5015 and File No. 70-5889 - 1997 Fuel Supply
   Programs

  Expenditures for SFI's fuel program for 1997 during the 3rd quarter and year to date are indicated below:

                                         Net Expenditures
                                          (In Thousands)
                                    3rd Quarter   Year to Date
1997 Fuel Supply Program:
1.  Gas and Oil Development
     and Production                  $    (1)      $     (9)
2.  Nuclear Fuel Procurement           1,113          7,832
3.  Fuel Oil Program                  (3,844)       (10,697)
                                      =======       ========
TOTAL EXPENDITURES                    (2,732)        (2,874)
                                      -------        -------
Less funds derived through
   amortization & depreciation
   charges
  Amortization of Gas & Oil
   Development & Production Costs          5             (2)
  Depreciation & Other
   amortization                          (93)          (291)
                                      -------        -------
TOTAL depreciation & amortization        (88)          (293)
                                      -------        -------
Net Expenditures                      (2,819)        (3,167)

(Increase) decrease in:
   Outside financing                      -               -
   System Money Pool borrowings        2,490         10,461
                                      -------       --------
TOTAL (increase)decrease
  in borrowings                        2,490         10,461
                                      -------       --------
Increase (decrease) in working
  capital                            $   329       $ (7,294)
                                     ========      =========
1.  Gas and Oil Development and
  Production
                                         Net Expenditures
                                          (In Thousands)
                                    3rd Quarter   Year to Date
Gas and Oil Development
and Production                       $    -        $      -
                                     =========     =========

      Effective July 1, 1996, SFI sold its interest in the properties associated with its Gas and Oil Development and Production Program (the "program").

      During this quarter, SFI had insignificant expenditures relative to the continuing shutdown of this operation. As previously reported, SFI distributed $3.5 million of the accumulated net proceeds to its parent companies, on December 31, 1996. The remaining accumulated proceeds of approximately $353,000 are being retained by SFI to cover continuing shut down expenses to be completed in 1997. Following completion of this work, any remaining proceeds, or costs, will be distributed to the parent companies.

      Calculation of the net expenditures (proceeds) from the continuing shutdown activities of the Program, is:

                                         Net Expenditures
                                          (In Thousands)
                                    3rd Quarter   Year to Date
Sales to non-System parties:
   Natural gas                       $    -         $   -
   Condensate                             -             -
   Crude oil                              -             -
                                    --------       ---------
TOTAL                                     -             -
Miscellaneous income (including           5             (3)
   sale of assets)                  --------       ---------
TOTAL                                     5             (3)

General and administrative
  expense                                  5           (3)
Operating expense                         -             -
Interest expense                          -             -
Amortization adjustment                   5            (2)
                                    --------       ---------
Net proceeds                         $  (-5)        $    2
                                    ========       =========
2.  Nuclear Fuel Procurement
   (See Item III)
                                         Net Expenditures
                                          (In Thousands)
                                    3rd Quarter   Year to Date
Nuclear Fuel Procurement             $ 1,113        $7,832
                                     ========       =======

                                         Net Expenditures
                                          (In Thousands)
                                    3rd Quarter   Year to Date
Activities during the period:
  Expenditures for nuclear
   materials and processing
   services                          $    0          $4,710
  General and administrative
   expense                              157             474
  Interest expense                      956           2,729
                                    --------        --------
TOTAL                                 1,113           7,913
                                    --------        --------
Sales of nuclear materials and
   processing services to
   System companies                       0              81
                                    --------        --------
Net effect on inventory              $1,113          $7,832
                                    ========        ========

  During the 3rd quarter of 1997, SFI's purchases of nuclear materials and services totaled $1.1 million.

  During this reporting period, SFI had no sales of nuclear materials and services.

3.  Fuel Oil Program
    (See Item II)
                                       Net Expenditures
                                        (In Thousands)
                                  3rd Quarter    Year to Date
Fuel Oil Inventory                 $(3,844)       $(10,697)
                                  =========      ==========
a)  Fuel Oil Inventory:
                                    Barrels       Book Value
Inventory as of:                        (In Thousands)

   September 30, 1997               1,220          23,474
   June 30, 1997                    1,368          27,319
   March 31, 1997                   1,255          26,319
   December 31, 1996                1,657          34,171
   September 30, 1996               1,008          20,761

                                      During 3rd Quarter
                                        (In Thousands)
                                    Barrels         Value
Sales price per barrel
  to System companies
  excluding period cost:
     #2 Fuel Oil                        36          26.14
     #6 Fuel Oil                     1,005          16.58


SFI has a fuel oil contract with Marathon Oil Company dated April 15, 1982 that was originally scheduled to terminate on December 31, 1996. On January 1, 1994 Marathon breached the contract by refusing to deliver product and on December 29, 1994 SFI filed suit against Marathon in federal court in New Orleans, Louisiana. During the first quarter 1996, SFI and Marathon reached a negotiated settlement to the dispute, and Marathon resumed delivery. However, a different grade of fuel oil was substituted for the fuel oil originally required to be delivered under the contract. Deliveries of the substitute fuel oil began on March 1, 1996 and will continue through February 28, 1999.
During the third quarter 1997, SFI purchased 1,090,793 barrels of Bunker Grade oil from Marathon, and sold this product to a third party for approximately $16 million.

4.     Other Items:

   a) As of September 30, 1997, SFI's outstanding debt and Parent Companies investment consisted of:

Parent Companies:                       In Thousands
     Common Stock                         $    20
     Notes payable                         34,000
                                          --------
          TOTAL                            34,020
System Money Pool                          45,977
Banks                                           0
                                          --------
TOTAL                                     $79,997
                                          ========

  b)  As  of January 1, 1987, SFI's employees were transferred  to
      Entergy   Services,   Inc.  (Entergy   Services).   Entergy
      Services  bills SFI for labor associated with the operation
      of   continuing  activities  for  SFI  and  other  services
      provided to SFI (financial, legal, administrative, and other activities). For the 3rd quarter of 1997, SFI was billed by Entergy Services for the following amounts:

                                                          Total
                           July     August   September   3rd Qtr
Cost of service
charged to
Service Requests
established to
track cost of functions
previously performed by
SFI personnel:

  Direct Cost:
   Labor and related
    cost                 $  8,245  $ 9,609   $  8,196   $ 26,050
   Other direct cost        1,491    2,781      1,940      6,212
  Indirect Cost               656      800        708      2,164
                         --------  --------  --------   --------
        TOTAL              10,392    13,190    10,844     34,426
                         --------  --------  --------   --------
Cost of services
charged to Service
Requests not related
to transfer of SFI
personnel:                115,500    66,303    92,313    274,116
                         --------  --------  --------   --------
Total cost of services
performed by Entergy
Services                 $125,892  $ 79,493  $103,157   $308,542
                         ========  ========  ========   ========
Amounts billed to
Operating Companies for
the Fuel Oil Program     $ 62,978  $ 44,063  $ 64,149   $171,190

Charged to Nuclear Fuel
Procurement                62,914    35,430    39,008    137,352
                         --------  --------  --------   --------
TOTAL                    $125,892  $ 79,493  $103,157   $308,542
                         ========  ========  ========   ========

   * Charged to the Fuel Oil Program as a component of period costs. For the 3rd quarter of 1997 Fuel Oil Program period costs were allocated 8% to ENTERGY ARKANSAS, INC., 56% to ENTERGY LOUISIANA, INC., 26% to ENTERGY MISSISSIPPI, INC., and 10% to ENTERGY NEW ORLEANS, INC.

   c) As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.


SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production shut down, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.

During the third quarter, SFI filed an Application-Declaration, on Form U-1, in File No. 70-9103 (the "U-1"), with the SEC requesting authorization, among other things, (I) for SFI to function as a supplier of transmission and distribution related equipment and materials for the Entergy Corporation Operating Companies, and (ii) for Entergy Gulf States, Inc. to acquire an ownership interest in SFI and assume a share of the debt financing for SFI on the same proportionate basis as the other operating companies. The U-1 is pending.

II.  File No 70-7574 Bank of America Agreement

     This financing agreement expired January 31, 1996.


III. File No 70-7668 Yasuda Trust and Banking Co., Ltd. Agreement
     (Yasuda)

      As indicated in the previous filing pursuant to the SEC order dated November 27, 1996, (Release No. 35-26617) in File No. 70-8899, activity pertaining to this loan agreement will be reported by Entergy Services, Inc. under File No. 70-8899. This loan agreement expired September 26, 1997 and will not be renewed.


IV.  File   No  70-8331  Entergy  Corporation  Revolving   Credit
     Agreement (Entergy)

      As indicated in the previous filing pursuant to the SEC order dated November 26, 1996, (Release No. 35-26617) in File No.
70-8899, activity pertaining to this loan agreement will be reported by Entergy Services, Inc. under File No. 70-8899.

      IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 30th of October, 1997.



                                ENTERGY ARKANSAS, INC.
                                ENTERGY LOUISIANA, INC.
                                ENTERGY MISSISSIPPI, INC.
                                ENTERGY NEW ORLEANS, INC.
                                SYSTEM ENERGY RESOURCES, INC.
                                ENTERGY CORPORATION



                                BY:   /s/William J. Regan, Jr.
                                         William J. Regan, Jr.
                                 Vice President and Treasurer


                                SYSTEM FUELS, INC.



                                BY:   /s/William J. Regan, Jr.
                                         William J. Regan, Jr.
                                    Vice President, Treasurer
                                     and Assistant Secretary